CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Financial Statements and Supplemental Schedules
December 31, 2007 and 2006
(With Report of Independent Registered Public Accounting Firm Thereon)

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Financial Statements and Supplemental Schedules
December 31, 2007 and 2006

*	Schedules required by Form 5500, which are not applicable, have been omitted.

Report of Independent Registered Public Accounting Firm
The Plan’s Administration Committee
Citigroup Inc.:
We have audited the accompanying statements of net assets available for benefits of the Citibuilder 401(k) Plan for Puerto Rico (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i — schedule of assets (held at end of year) as of December 31, 2007 and schedule H, line 4j — schedule of reportable transactions for the year ended December 31, 2007 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan Administrator. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/  KPMG LLP

New York, New York
June 30, 2008

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

	2007	2006
Assets:
Investments (at fair value)	$22,501,257	23,113,021
Wrapper contracts (at fair value)	802	141

Total investments (at fair value)	22,502,059	23,113,162

Receivables:
Interest and dividends	—	6,276
Employer contributions	1,088,881	1,014,150

Total receivables	1,088,881	1,020,426

Total assets	23,590,940	24,133,588

Liabilities:
Payable for trustee and administrative fees	39,000	43,082

Total liabilities	39,000	43,082

Net assets reflecting all investments at fair value	23,551,940	24,090,506

Adjustment from fair value to contract value for fully benefit- responsive investment contracts	(2,480)	11,402

Net assets available for benefits	$23,549,460	24,101,908

See accompanying notes to financial statements.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2007 and 2006

	2007	2006
Additions to net assets attributed to:
Investment (loss) income:
Dividends	$1,006,556	734,946
Interest	162,075	17,732
Net (depreciation) appreciation in fair value of investments	(2,909,576)	1,661,911

Net investment (loss) income	(1,740,945)	2,414,589

Contributions:
Participants	2,653,454	2,216,457
Employer	1,088,881	1,014,150

Total contributions	3,742,335	3,230,607

Total additions	2,001,390	5,645,196

Deductions from net assets attributable to:
Distributions to participants	2,189,653	3,110,002
Trustee and administrative expenses	364,185	48,170

Total deductions	2,553,838	3,158,172

Net (decrease) increase	(552,448)	2,487,024

Net assets available for benefits at:
Beginning of year	24,101,908	21,614,884

End of year	$23,549,460	24,101,908

See accompanying notes to financial statements.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements

December 31, 2007 and 2006
(1) Description of Plan
The following brief description of the Citibuilder 401(k) Plan for Puerto Rico (the Plan) is provided for general information purposes only. Participants should refer to the plan document for more complete information.
(a)	General

The Plan commenced on January 1, 2001 as a defined contribution plan designed to encourage savings on the part of eligible employees. The Plan covers eligible employees of Citibank, N.A., a subsidiary of Citigroup Inc. (the Company), and its affiliates who primarily reside and work in Puerto Rico. Citibank, N.A. is the Plan sponsor. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended and the Puerto Rico Internal Revenue Code of 1994 (PRIRC).

Effective 2007, the Company initiated the Financial Education Program, free of charge, for benefits-eligible employees, with costs paid by the Plan Sponsor. The program features a toll-free telephone number staffed by financial counselors where employees can obtain asset allocation assistance for their 401(k) plan investments based on their individual risk profile, retirement horizon, and other factors. Ernst and Young’s EY Financial Planner Line manages the telephone financial education program.

Effective January 1, 2007 past and future Company matching contributions that were initially invested in the Citigroup Common Stock Fund and had to remain in the fund for five years or until a participant attained age 55, can be transferred into other Plan investments.

Effective January 1, 2007, part-time employees scheduled to work 20 hours or more a week will be eligible to contribute to the Plan on the first day of the first pay period following their date of hire. Eligible full or part-time employees will automatically be enrolled to contribute 90 days after the eligibility date. If the participants do not want to be enrolled automatically in the Plan, they have a 90-day grace period from their eligibility date to either enroll into the Plan or decline enrollment. The initial automatic deferral percentage is 3%. Participants whose first date of hire is on or after January 1, 2007 are automatically enrolled in the Plan will be deemed to have filed a deferral election authorizing their before-tax contributions to be increased by 1% annually up to a maximum of 10% unless the participant directs otherwise.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements

December 31, 2007 and 2006
Effective September 4, 2007, the Plan instituted new investment options. As part of the transition to the new funds, some investment options were liquidated and “mapped” to new investment options as indicated below:

If a participant had a balance in one of the	The participant’s balance was mapped to the
following funds:	following funds:
Conservative Focus Fund	Barclays Global Investors Life Path Funds
Moderate Focus Fund	Barclays Global Investors Life Path Funds
Aggressive Focus Fund	Barclays Global Investors Life Path Funds
Legg Mason Partners Capital Fund	State Street Global Advisors Russell 3000 Index Fund
Legg Mason Partners Government Securities Fund	State Street Global Advisors Lehman Brothers Aggregate Bond Index Fund
Fixed Income Securities Fund	State Street Global Advisors Lehman Brothers Aggregate Bond Index Fund
Legg Mason Partners Fundamental Value Fund	Private Capital All Cap Value Fund
Legg Mason Partners Large Cap Growth Fund	Wellington Large Cap Growth Fund
Legg Mason Partners Appreciation Fund	Barrow Hanley Large Cap Value Fund
Wasatch Small Cap Growth Fund	Small Cap Growth Fund
Legg Mason Partners Small Cap Value Fund	Small Cap Value Fund
Europacific Growth Fund	Dodge & Cox International Stock Fund
Templeton Developing Markets Trust Fund	Emerging Market Equity Fund
(b)	Employee Contributions

Eligible employees generally include employees performing services for the Company and employees of participating subsidiaries, as defined in the plan document. Eligible employees may elect to have a portion of his or her eligible compensation, generally including overtime, commissions, shift differential pay, and periodic incentive bonuses, reduced each pay period, in any 1% increment, by an amount from 1% to 10% of his or her eligible compensation up to $8,000 as pretax contributions. Employee pretax contributions and Company contributions (described below), as well as the earnings thereon, are taxed to the participant at the time of distribution.

Effective January 1, 2007, catch-up contributions will be permitted for participants who expect to reach or are over the age 50 by the Plan year-end by an amount up to 10% of their eligible pay up to $1,000.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements

December 31, 2007 and 2006
(c)	Employer Contributions

For 2007 and 2006, if the participant is an eligible employee whose qualifying compensation is $100,000 or less, his or her maximum Company matching contribution will be the lesser of $1,500 or 3% of his or her total eligible pay, provided he or she contributes to the Plan, as shown in the following table:
Company Matching Contributions

	For each $1 contributed by
If qualifying compensation for	the participant, the Company
the current year is:	will contribute:	To a maximum of:
$0 — $50,000	$3	The lesser of 3% of
$50,000.01 — $75,000	2	eligible pay or $1,500
$75,000.01 — $100,000	1	annually
Greater than $100,000	No matching contribution will be made.
During 2007, the Plan Sponsor contributed the Company matching contribution to the Citigroup Common Stock Fund. There are no restrictions on the Company match so a participant may diversify out of Citigroup Common Stock immediately.

Through December 31, 2006, Company matching contributions that were initially invested in the Citigroup Common Stock Fund and had to remain in the fund for five years or until a participant attained age 55 could be transferred into other Plan investments.

(d)	Participant Accounts

Fund Transfers and Allocation Contributions

Participants may elect to divide their contributions among the investment fund options in whole increments of 1%.

An eligible participant may elect to suspend or resume his or her contributions, subject to the Plan’s notice requirements. In addition, a participant may change the rate of his or her contributions subject to the Plan’s notice requirements. A participant may elect to change the allocation of future contributions among the funds daily.

A participant may elect to transfer the value of his or her contributions in whole increments of 1% to other Plan investment fund or funds, subject to certain restrictions.

Changes requested by participants are implemented as soon as administratively practicable, if in accordance with the Plan document.

Rollover and Transfer Contributions

The Plan permits participants to have their interests in other Puerto Rico qualified plans rolled over to the Plan. However, rollovers from an Individual Retirement Account (IRA) are not permitted

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements

December 31, 2007 and 2006
under Puerto Rico law. Transfers or rollovers to the Plan may only be made with the approval of the plan administrator and do not affect any other contributions made by or on behalf of a participant.

(e)	Investment Options

Banco Popular de Puerto Rico is the Trustee of the Plan. Plan assets are held by State Street Bank and Trust (State Street), the custodian, in a Trust Fund established under the Plan and are invested in one or more of the funds available for investment.

Participants may trade in or out of any fund for the seven calendar days following a fund transfer or fund rebalancing transaction. Certain exceptions apply as further described in the plan document. Additional restrictions also apply to certain investment transfers involving the Stable Value Fund. Prior to September 4, 2007 the seven day policy was a fifteen-day hold policy.

(f)	Vesting

The rights of a participant to his or her own pretax contributions and any earnings thereon are at all times fully vested and nonforfeitable.

Any Plan participant who performs an hour of service after June 26, 2007, shall be fully vested in his or her account attributable to pre-2008 Company matching contributions.

Prior to June 26, 2007, a participant generally became vested in his or her Company matching contribution:
•	Upon completion of three years of service. Once three years of service have been attained, any Company contributions made on a participant’s behalf will be immediately vested;

•	If a participant reaches age 55, dies, or becomes disabled while in service;

•	In the case of a full or partial termination of the Plan or complete discontinuance of contributions under the Plan.
Once a participant is vested in his or her Company contributions, those contributions are available for distribution or rollover once he or she leaves the Company.

(g)	Forfeited Accounts

For the years ended December 31, 2007 and 2006, gross employer contributions of $1,092,720 and $1,018,525 were reduced by allocated forfeitures of $3,839 and $4,375, respectively, resulting in net employer contributions of $1,088,881 and $1,014,150, respectively. For the years ended December 31, 2007 and 2006, unallocated forfeitures were $454 and $4,292, respectively.

(h)	Participant Loans

Subject to the Plan’s provisions and the requirements contained within ERISA and PRIRC, participants may apply for up to two loans from the Plan at a fixed annual interest rate equal to the prime rate, as published in The Wall Street Journal for the first business day of the month in which the loan application is initiated, plus 1%. Loans may be made for a minimum amount of $500, the

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements

December 31, 2007 and 2006
maximum of which would be 50% of the participant’s vested account balance up to $50,000, less the highest outstanding loan balance in the last twelve months.

Loan repayments by participants who are employed by the Company are generally made through after-tax payroll deductions. Manual loan repayments by participants who are no longer employed by the Company are submitted directly to Citistreet, the recordkeeper. Loan terms range from 1 to 5 years for general-purpose loans or up to 20 years for the purchase of a primary residence. The loans are secured by the balance in the participants’ account.

Effective January 1, 2007, a participant applying for a general-purpose loan through the Plan will be charged a $50 loan application fee. The loan application fee is nonrefundable and will be used to offset the administrative expenses associated with the loans. The fee will be deducted from the participant’s plan account at the time his or her loan request is processed.

(i)	Withdrawals

Prior to termination of employment, a participant may withdraw, subject to the Plan’s notice requirements, all or a portion of the value of his or her rollover contributions account, all or any portion of the vested value of his or her account if the participant has attained age 59 1/2 or becomes totally and permanently disabled, or all or a certain portion of the value of his or her contributions account in the event of demonstrated financial hardship, subject to the plan provisions. Withdrawals to which a participant is entitled are the amounts that can be provided by the contributions and income thereon (including net realized and unrealized investment gains and losses) allocated to each participant’s account. Withdrawals from the Citigroup Common Stock Fund may be paid in either shares of common stock or cash at the discretion of the participant, with the exception of a hardship withdrawal, which must be paid in cash. Fractional shares and withdrawals from other funds are paid in cash.

(j)	Distributions

A participant, after leaving the Company, can have the total of his or her account distributed in accordance with plan terms.

If the value of a participant’s account equals or exceeds $5,000, the participant may elect to defer the commencement of his or her distribution until his or her normal retirement age or may request a distribution at any time in the form of a lump-sum payment or installments. The value of this distribution shall be based on the value of the participant’s accounts at the valuation date that coincides with the distribution, to the extent administratively practicable. If the value of participant’s account is less than $5,000, the Plan will distribute the participant’s account upon termination of employment.

Distributions to which a participant is entitled are the amounts that can be provided by the contributions and income thereon (including net realized and unrealized investment gains and losses) allocated to each participant’s account, less allocated expenses. Distributions from the Citigroup Common Stock Fund may be paid in either shares of common stock or cash at the discretion of the participant. Fractional shares and distributions from other funds are paid in cash.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2007 and 2006
(2) Summary of Significant Accounting Policies
(a)	Basis of Presentation

The financial statements of the Plan are prepared under the accrual method of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities, changes therein, and disclosure of contingent assets and liabilities at the date the financial statements are prepared. Actual results could differ from those estimates and assumptions.

(c)	Investment Valuation and Income Recognition

The Plan investments are stated at fair value.

Stocks and bonds traded on national securities exchanges are valued at their closing market prices. When no trades are reported, they are valued at the most recent bid quotation; securities traded in the over-the-counter market are valued at their last sale or bid price.

The shares of common stock held by the Citigroup Common Stock Fund are reported at the last reported sale price on The New York Stock Exchange for the last business day of the year. The shares of the mutual and commingled funds are valued at the net asset value per share as reported by the sponsor of the fund. Funds are valued on a daily basis.

U.S. government and agency obligations are valued based upon bid quotations for identical or similar obligations.

Participant loans and short-term money market investments are valued at cost, which approximates fair market value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

In December 2005, the Financial Accounting Standards Board (FASB) issued Staff Position (FSP) No. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. This FSP, which was effective and adopted by the Plan in 2006 required the Plan to value the holdings of fully benefit-responsive investment contracts at fair value with an offsetting asset or liability which, when net against the fair value, will equal contract value. Previous reporting of this type of investment was just at contract value. The statement of net assets available for benefits reflects amounts for (a) total assets, (b) total liabilities, (c) net assets reflecting all investments at fair value, and (d) net assets available for benefits. The amount representing the difference between (c) and (d) is presented on the face of the statement of net assets available for benefits as a separate line item, calculated as the sum of the amounts necessary to adjust the portion of net assets attributable to each fully benefit-responsive investment contract from fair value to contract value.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2007 and 2006
(d)	Payment of Benefits

Benefits are recorded when paid.

(e)	New Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (FAS 157). FAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements. It applies to other pronouncements that require or permit fair value but does not require any new fair value measurements. FAS 157 is effective for fiscal years beginning after November 15, 2007. Management does not expect the provisions of FAS 157 to have a material effect on the Plan’s financial statements.

In July 2006, the FASB released FASB Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires evaluation of tax positions taken or expected to be taken to determine whether the tax positions are “more likely then not” of being sustained by the applicable tax authority. The adoption of FIN 48 requires financial statements to be adjusted to reflect only those tax positions that are more likely than not to be sustained as of the adoption date. Adoption of FIN 48 was required for fiscal years beginning after December 15, 2006 and is applied to all open years as of the effective date. Management has adopted FIN 48, however, the implications of FIN 48 and its impact on the financial statements were not significant.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2007 and 2006
(3)	Investments

A summary of the Plan’s investments as of December 31, 2007 and 2006 is listed below. Investments that represent more than 5% of the Plan’s net assets are separately identified.

		2007
Investments at fair value:
Cash
Short-term Investment Fund-Cash	*	$5,742,665
Common stock
Citigroup, Inc. Common Stock Fund	*	4,262,925
Mutual funds
Emerging Markets Equity Funds		1,054,751
U.S. Equity-Small Cap Value Funds	*	457,070
AEW Capital Management REIT Fund		5,033
Non-U.S. Equity Developed Funds	*	1,944,737
U.S. Equity-All Cap Growth Funds	*	1,216,767
U.S. Equity All Cap Value Funds		210,217
Dow Jones AIG Commodity Fund		6,064
Real Estate Investment Trust Funds		5,407
Fixed Income Emerging Debt Funds		10,935
Non-U.S. Equity Small Cap Fund		6,236
Fixed Income Non-U.S. Funds		6,212
Fixed Income U.S. High Yield Funds		259,639
U.S. Equity Large Cap Growth Funds	*	1,658,195
Fixed Income U.S. Nominal Funds		543,459
Fixed Income U.S. Real Estate Funds		5,082
U.S. Equity Mid Cap Growth Funds		14,213
Non-U.S. Equity Emerging Funds		223,910
Commingled Funds
BGI Life Path Funds		843,207
Guaranteed Investment Contracts (GIC)		1,823,249
Wrapper contracts		802
Participant loans, at cost	*	2,201,285

Total investments		$22,502,059

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2007 and 2006

		2006
Investments at fair value:
Citigroup, Inc. Common Stock Fund	*	$7,397,590
U.S. Government and Agency Obligations		134,392
Corporate Bonds		91,901
Foreign Bonds		14,712
Commingled Funds:
S&P500 Flagship Securities Lending Series Fund-Class A		150,237
Russell 2000 Index Securities Lending Series Fund-Class A		19,833
Passive Bond Market Index Securities Lending Fund-Class A		112,742
Daily Emerging Markets Index Non Lending Series Fund		20,643
Daily Emerging Markets Index Lending Series Fund -Class T		61,111
Invesco SPG 500 Index Trust Fund		446,775
Russell 2000 Index Securities Lending Fund		310,572
Mutual funds:
Citifunds Institutional Liquid Reserve Fund	*	5,676,391
DFA International Value Portfolio IV		741,266
Euro Pacific Growth Fund		559,109
Legg Mason Partners Capital Fund		102,287
Legg Mason Partners Small Cap Value Fund		77,752
Legg Mason Partners Government Securities Fund		227,427
Legg Mason Partners Global High Yield Bond Fund		233,735
Legg Mason Partners Aggressive Growth Fund	*	1,205,936
Legg Mason Partners Appreciation Fund		510,691
Legg Mason Partners Fundamental Value Fund		467,570
Legg Mason Partners Large Capital Growth Fund		483,477
Templeton Developing Markets Trust		715,378
Wasatch Small Cap Growth Fund		22,123
Guaranteed Investment Contracts (GICs)		1,358,188
Wrapper Contracts		141
Short term investment funds, at cost		50,391
Participant loans, at cost	*	1,920,792

Total investments		$23,113,162

*	Represents investments greater than 5% or more of the Plan’s net assets
As of December 31, 2007 and 2006, included in GIC are contracts related to qualified voluntary employee contributions (QVEC) that were discontinued in 1987 as a type of employee contribution. These contracts are frozen to new contributions and participants. At December 31, 2007 and 2006, the Plan held $32,047 and $25,873 in QVEC-related contracts, respectively.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2007 and 2006
During the years ended December 31, 2007 and 2006, the Plan’s investments (including investments bought and sold during the year) (depreciated) appreciated in value by $(2,909,576) and $1,661,911 respectively, as follows:

	2007	2006
Common stock	$(3,727,356)	986,863
Mutual and commingled funds	821,099	675,564
Bonds	(3,319)	(516)

	$(2,909,576)	1,661,911

(4)	Nonparticipant-Directed Investments

Prior to January 1, 2007, Company Contributions paid to the Plan on behalf of a participant remained in the Citigroup Common Stock Fund for five Plan years. After five Plan years, the restriction on the contribution made five years previously lapsed, and that portion of contributions and of earnings could have been transferred to any of the available investment options.

This five-year restriction also lapsed when the participant reached age 55. Once a participant was vested in his or her contributions, the funds are nonforfeitable and became available for distribution or withdrawal in accordance with the terms of the Plan.

As discussed in note 1(a) the five-year restriction for holding Company matching contributions in the Citigroup Common Stock Fund was eliminated on January 1, 2007 and participant may transfer these matching contributions to other Plan investments without restriction.

Information about the net assets and significant components of the changes in net assets relating to nonparticipant-directed investment in 2006 is as follows:

Net assets:
Common stock	$4,113,612
Employer contributions receivable	1,014,150

Total	$5,127,762

Changes in net assets:
Employer contributions, net of forfeitures	$1,014,150
Net appreciation in fair value of investments	517,772
Dividend income	130,304
Transfer to unrestricted investments	(105,373)
Benefits paid	(270,086)

Total	$1,286,767

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2007 and 2006
(5)	Investment Contracts with Insurance Companies

Included in the Guarantee Investment Contract (GIC) Citigroup Stable Value Fund are fully benefit-responsive investment contracts. These investments are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contracts are included in the financial statements and adjusted from fair value to contract value as reported to the Plan by the investment manager and State Street, the custodian. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at fair value.

There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting rates for GIC’s as of December 31, 2007 and 2006 ranged from 3.01% to 5.74% and from 3.01% to 5.25%, respectively. The crediting interest rate is based on a formula agreed upon with the issuers. At December 31, 2007 and 2006, respectively, the fair market value of GICs amounted to $1,823,249 and $1,358,188.

The statements of net assets available for benefits of the fund is prepared on a basis that reflects income credited to participants in the fund and realized and unrealized gains and losses only on those investment contracts that are not deemed fully benefit-responsive as defined below:

	2007	2006
Portfolio Characteristics:

Average yield earned by entire fund	4.85%	4.65%
Return on assets for 12 months	4.83	4.66
Current credit rate	4.96	4.74
Duration	3.02	3.31

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2007 and 2006
The below table represents a listing of the underlying GICs held by the Plan and a reconciliation to the GICs as reported at fair value:

2007
						Investment
						fair value
	S&P			Adjustment	Wrapper	at
	Moodys		Contract	to contract	contract	December 31,
Issuer	Rating	Yield	value	value	fair value	2007

AIG Financial Products No.725839	AA-/Aa3	6%	$283,539	(3,654)	(225)	279,660
AIG Financial Products No.725840	AAA/Aaa	5	222,978	5,573	(281)	228,270
Mass Mutual Life Insurance No. 35094	AAA/Aa1	3	37,748	(3)	—	37,745
Mass Mutual Life Insurance No. 35101	AAA/Aa1	4	33,128	(3)	—	33,125
Metlife Insurance Company No. GR-8	AA/Aa2	3	54,090	(9)	—	54,081
Metlife Insurance Company No.90008B	AA/Aa2	4	84,703	(258)	—	84,445
Metropolitan Insurance Company No. 28731	AA/Aa2	5	25,486	85	—	25,571
Monumental Life Insurance (Aegon) No. SV04358Q	AA/Aa3	3	21,302	(227)	—	21,075
Monumental Life Insurance (Aegon) No. SV04359Q	AA/Aa3	4	10,526	(7)	—	10,519
Monumental Life Insurance (Aegon) No. SV04434Q	AA/Aa3	4	14,813	8	—	14,821
Monumental (Aegon) No. SV04489Q	AA/Aa3	4	28,985	56	—	29,041
Monumental Life Insurance (Aegon) No. SV04490Q	AA/Aa3	4	29,017	24	—	29,041
Monumental Life Insurance (Aegon) No.MDA00731TR	AA+/Aa1	5	179,911	(707)	(62)	179,142
New York Life Insurance Contract GA 31481-002	AAA/Aaa	4	43,043	(5)	—	43,038
New York Life Insurance Contract GA 31481-003	AAA/Aaa	4	22,619	(3)	—	22,616
Principal Capital Management No. 4-29618-7	AA/Aa2	4	15,158	—	—	15,158
State Street Short Term Investment Fund	cash	5	34,414	—	—	34,414
Natixis Financial Products No. WR1937-01	AA-/Aa3	6	283,335	(3,450)	—	279,885
Principal Capital Management No. 4-29618-10	AA/Aa2	5	58,293	263	—	58,556
Royal Bank of Canada	AAA/Aaa	5	222,960	5,544	(234)	228,270
SunAmerica Life Insurance No. 5096	AA+/Aa2	4	45,492	(201)	—	45,291
SunAmerica Life Insurance No. 5104	AA+/Aa2	3	37,984	(546)	—	37,438
Metlife and Annuity Contract (QVEC)	AA/Aa2	4	8,145	—	—	8,145
Metlife and Annuity Contract (QVEC)	AA/Aa2	1	4,847	—	—	4,847
Metlife and Annuity Contract (QVEC 2005)	AA/Aa2	4	6,922	—	—	6,922
Metlife and Annuity Contract (QVEC 2006)	AA/Aa2	1	5,915	—	—	5,915
Metlife and Annuity Contract (QVEC 2007)	AA/Aa2	5	6,218	—	—	6,218

Total GICs			$1,821,571	2,480	(802)	1,823,249

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2007 and 2006
The below table represents a listing of the underlying GICs held by the Plan and a reconciliation to the GICs as reported at fair value:

2006
						Investment
						fair value
	S&P			Adjustment	Wrapper	at
	Moodys		Contract	to contract	contract	December 31,
Issuer	Rating	Yield	value	value	fair value	2006
AIG Financial Products No. 725840	AAA/Aaa	5%	$156,406	(1,831)	(33)	154,542
AIG Financial Products No.725839	AA-/Aa3	5	199,696	988	(75)	200,609
IXIS Financial Products, Inc No.725839	AAA/Aaa	5	26,029	(30)	—	25,999
IXIS Financial Products, Inc No.937-25	AA-/Aa3	5	199,697	987	(33)	200,651
Mass Mutual Life Insurance No. 35094	AAA/Aa1	3	21,362	(710)	—	20,652
Mass Mutual Life Insurance No. 35010	AAA/Aa1	4	24,550	(416)	—	24,134
Metlife and Annuity Contract (QVEC 2005)	AA/Aa2	3	5,477	—	—	5,477
Metlife Insurance Company No.908813	AA/Aa2	4	71,357	(1,183)	—	70,174
Metropolitan Insurance Company No. 28731	AA/Aa2	5	54,463	(1,306)	—	53,157
Metlife Insurance Company	AA/Aa2	3	16,306	(133)	—	16,173
Metlife and Annuity Contract (QVEC 2003)	AA/Aa2	4	6,318	—	—	6,318
Metlife and Annuity Contract (QVEC 2006)	AA/Aa2	6	4,703	—	—	4,703
Metlife and Annuity Contract (QVEC 2004)	AA/Aa2	4	3,780	—	—	3,780
Metlife and Annuity Contract (QVEC 2002)	AA/Aa2	5	5,595	—	—	5,595
Monumental Life Insurance (Aegon) No. SV04358Q	AA/Aa3	3	18,593	(324)	—	18,269
Monumental Life Insurance (Aegon) No. SV04359Q	AA/Aa3	4	18,426	(482)	—	17,944
Monumental Life Insurance (Aegon) No. SV04434Q	AA/Aa3	4	9,508	(168)	—	9,340
Monumental (Aegon) No. SV04489Q	AA/Aa3	4	7,979	(150)	—	7,829
Monumental Life Insurance (Aegon) No. SV04490Q	AA/Aa3	4	18,606	(364)	—	18,242
Monumental Life Insurance (Aegon) No. 00731tr	AA+/Aa1	5	118,885	(841)	38	118,082
New York Life Insurance Contract GA 31481	AA+/Aaa	4	55,609	(425)	—	55,184
New York Life Insurance Contract GA 31481-003	AA+/Aaa	4	7,970	(1)	—	7,969
New York Life Insurance Contract GA 31481-002	AA+/Aaa	4	14,591	(214)	—	14,377
Principal Capital Management No. 4-29618-7	AA/Aa2	4	37,321	(530)	—	36,791
Principal Capital Management No. 4-29618-8	AA/Aa2	3	19,557	(139)	—	19,418
Principal Capital Management No. 4-29618-9	AA/Aa2	5	6,563	(1)	—	6,562
Principal Capital Management No. 4-29618-10	AA/Aa2	5	28,782	(556)	—	28,226
Royal Bank of Canada	AAA/Aaa	5	157,665	(1,864)	(38)	155,763
SunAmerica Life Insurance No. 5096	AA+/Aa2	4	29,310	(698)	—	28,612
SunAmerica Life Insurance No. 5104	AA+/Aa2	3	24,627	(1,011)	—	23,616

Total GICs			$1,369,731	(11,402)	(141)	1,358,188

(6)	Risk and Uncertainties

The Plan invests in a variety of investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to except that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the net assets available for plan benefits.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across participant-directed fund elections. Additionally, the investments within each participant-directed fund

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2007 and 2006
election are further diversified into varied financial instruments, with the exception of the Citigroup Common Stock Fund, which primarily invests in the securities of a single issuer.

At December 31, 2007 and 2006, approximately 19% and 32% of the Plan’s total assets were invested in Citigroup, Inc. common stock, respectively. The underlying value of the Company stock is subject to operational and market risks.

(7)	Related-Party Transactions

Certain Plan investments are shares of common stock issued by the Company. The Company is the Plan Sponsor as defined by the Plan.

Certain Plan investments are shares of commingled trust funds managed by State Street and common stock issued by State Street. State Street is the custodian of the Plan’s assets.

The Company and State Street created CitiStreet, a joint venture, whereby CitiStreet provides administrative, outsourcing, investment management, and investment advisory services to the employee- benefit plans of corporate, governmental, and other organizations. CitiStreet manages the administration and recordkeeping for the Plan.

The value of the Company’s common stock was $4.3 million and $7.4 million at December 31, 2007 and December 31, 2006, respectively. These transactions qualify as exempt party-in-interest transactions. There have been no known prohibited transactions with parties-in-interest.

(8)	Tax Status

The Puerto Rico Department of Treasury has determined and informed the Plan by a letter dated September 2, 2003 that the Plan and related trust are established in accordance with applicable sections of the PRIRC and, therefore, qualify as exempt from taxes under Section 1165(a) of the PRIRC. Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s legal counsel believe that the Plan as amended, is designed and currently being operated in compliance with the applicable requirements of the PRIRC. Therefore, no provision for income taxes is included in the Plan’s financial statements.

(9)	Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to amend or discontinue its contributions at any time and to amend or terminate the Plan subject to the provisions of ERISA. In the event of plan termination, either full or partial, all amounts credited to the affected participants’ accounts shall become 100% vested and, therefore, will not be subject to forfeiture.

(10)	Administrative Expenses

Audit fees and trustee administration fees are paid by the Plan. Any expenses not borne by the Plan are paid by the Company. Expenses related to monthly investment service fees and loan fees are charged to participants’ investment balances.

A participant applying for a general-purpose loan through the Plan will be charged a $50 loan application fee. The loan application fee is nonrefundable and will be used to offset the administrative expenses

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2007 and 2006
associated with the loans. The fee will be deducted from the participant’s plan account at the time his or her loan request is processed.

(11)	Pending Litigation

During the fourth quarter of 2007, thirteen putative class actions were filed in the Southern District of New York asserting claims under the Employee Retirement Income Security Act of 1974, as amended (ERISA) against the Company, its Plan administration and investment committees, and certain individuals alleged to have served as Plan fiduciaries. The Plan is not named as a defendant in these actions. These complaints, brought on behalf of all participants in the Citigroup 401(k) Plan and Citibuilder 401(k) Plan for Puerto Rico from January 1, 2007 to the present, allege that defendants imprudently allowed Plan assets to be invested in Company common stock, although they knew or should have known that the Company’s stock price was artificially inflated, and that defendants failed adequately to disclose information to Plan participants and beneficiaries. On January 22, 2008, these actions were consolidated by the Court, and interim lead plaintiff and counsel were appointed.

(12)	Subsequent Events

The Plan Sponsor intends to make the following design changes to the Plan effective January 1, 2008:
•	The Company matching contribution will be increased to a two for one matching contribution on a participant’s before tax contribution (excluding catch-up contributions) of up to a maximum of 3% of the participant’s eligible pay for eligible employees at all compensation levels. The Company also will make a fixed contribution of up to 2% of eligible pay to the Plan accounts of eligible participants whose total compensation is less than $100,000.

•	An annual transition contribution will be made to the Plan accounts of certain employees (generally, employees with longer service who were eligible participants in the Citigroup Pension Plan and have been continuously employed by the Company since December 31, 2006) whose total contribution opportunity from the Company under the programs effective prior to January 1, 2008 (cash balance pension, Plan matching contribution, and Citigroup Ownership Program) exceeds the total of the maximum matching contribution and, if eligible, the fixed contribution under the new Plan design.

•	Employees who became participants of the Plan due to an Company acquisition from January 1, 2007 to December 31, 2007 will receive an additional one-time contribution to their Plan account. The contribution will represent the value of the 2007 cash balance credit, if any, had they been eligible and participating in the Citigroup Pension Plan. The contribution will be deposited into their Plan account during the first quarter 2008; the participant does not need to be contributing into the Plan to receive the one-time contribution.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2007 and 2006
(13)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of amounts reported in the Financial Statements to amounts reported on Form 5500 as of and for the year ended December 31, 2007 and 2006:

	2007	2006

Net assets available for benefits per the financial statements	$23,549,460	$24,101,908
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	2,480	(11,402)

Net assets available for benefits per the Form 5500	$23,551,940	$24,090,506

Net (decrease) increase in net assets after transfer to other plan per the the financial statements	$(552,448)	$2,487,024
Prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	11,402	—
Current year adjustment from contract value to fair value for fully benefit-responsive investment contracts	2,480	(11,402)

Net (loss) income per Form 5500	$(538,566)	$2,475,622

CITIBUILDER 401(k) PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2007

					Market value
					at
			Number of		December 31,
Identity of issue	Interest rate	Maturity date	shares/units	Cost	2007

Cash and Cash Equivalents
* Citi Institutional Liquid Reserve Fund
Legg Mason Partners Institutional Trust			5,599,049	5,599,049	5,599,049
State Street Bank + Trust Company			31,536	31,536	31,536
Short Term Investment Fund			112,080	112,080	112,080

Total Cash and Cash equivalents			5,742,665	5,742,665	5,742,665

Common Stock
* Citigroup Stock
Citigroup Common Stock Fund			144,800	3,161,354	4,262,925

Total Common Stock			144,800	3,161,354	4,262,925

Mutual Funds
Emerging Market Equity Fund
Alliance Bernstein Emerging Growth Fund
Aac Acoustic Tech			1,522	1,651	2,050
Absa Group			74	1,349	1,201
All America Latina			40	453	516
America Movil Sab De Cv			160	9,492	9,838
Ayala Land Inc			7,783	2,588	2,687
Banco Santander Chile New			26	1,232	1,330
Billiton			82	2,306	2,471
Bank Central Asia			3,710	2,346	2,883
Bank Mandiri			1,369	431	510
Bank Polska Kasa Opieki Grupa			13	1,343	1,216
Bolsa De Mercadori			56	628	783
Bosideng Intl Holding			2,337	1,038	749
BR Malls Participants			73	858	980
Brazil Telecom Participacoes			3	179	196
Brazilian Real			187	106	105
Byd Electric International			2,309	3,215	4,476
Cathay Financial H			2,549	5,817	5,312
Cemig Cia Energy Mg			63	1,213	1,150
Cencosud SA			263	1,032	1,059
Central European District Corporation			18	747	1,022
CEZ Inc			33	1,806	2,462
Chilean Peso			1,620	3	3
China Comm Construction			2,232	4,960	5,897
China Construction Bank			3,492	2,544	2,964
China Life Insurance			699	2,931	3,619
China Med Technologies Inc			28	917	1,261
China Mengniu Dairy			59	210	215
China Mobile Limited			516	8,293	9,118
China Yurun Food			4,459	4,476	7,421
CIA De Concessoes			20	344	310
* Citigroup Global Markets			480	2,315	3,115
Cnooc Limited			3,004	3,462	5,116
Compal Electronic			1,564	1,984	1,712
Companhia De Bebidas Das Amers			29	1,930	2,073
Companhia Energetica De Minas			37	696	678
Companhia Vale Do Rio Doce			397	8,012	11,110
Compania Cervecerias Unidas Sa			6	234	232
Cpfl Energia Sa Adr			7	396	420
Daelim Industrial Company			8	1,217	1,502
Daewoo Shipbuilding + Marine			60	3,297	3,335
Delta Electronics			378	1,428	1,294
Deutsche Bank Ag Ldn			853	5,789	7,865
Discovery Holding			44	150	174
DP World			383	499	456
Empresas Ica Sab DE CV			180	1,403	1,596
Enersis S A			66	1,175	1,059
Evraz Group S A			20	953	1,543
Firstrand Limited			856	2,544	2,464
Focus Media Holding Ltd			19	1,240	1,088
Fomento Economico Mexicano Sab			43	1,530	1,632
Gafisa S A			49	1,334	1,839
Gazprom O A O			284	904	16,076
Golden Telecom Inc.			22	1,587	2,244
Government Holding SA			6	123	124
Great Wall Motor Company			1,513	1,990	2,181

CITIBUILDER 401(k) PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2007

					Market value
					at
			Number of		December 31,
Identity of issue	Interest rate	Maturity date	shares/units	Cost	2007
Grupo Television Sa De Cv			98	2,472	2,334
GS Engineering & Company			22	3,353	3,739
Hanjinn Heavy Industries			11	1,012	785
Harbin Power Equipment			423	1,027	1,356
High Tech Computer			56	1,037	1,026
Hon Hai Precision			649	4,492	4,042
Hong Kong Dollar			63	8	8
Hungarian Forint			156	1	1
Impala Platinum			85	2,230	2,939
Indonesian Rupiah			486,970	52	52
Industrial + Com B			7,089	4,386	5,082
Innolux Display Corp			547	4,937	3,713
Integra Group			53	797	896
Investcorp Bank			40	1,004	1,123
Investcorp Bank BSC			4	105	110
Itausa Inv Itau Sa			1,333	7,939	8,800
J P Morgan International Derivatives Limited			52	3,576	3,807
JSC Mmc Norilsk Nickel			7	1,526	1,895
Kardemir Karabuk D			770	719	908
KT + G Corporation			37	2,747	3,183
LG Philips Limited			91	4,204	4,790
Localiza Rent A Car, Inc			79	767	837
Lojas Renner SA			104	1,883	2,105
Lotte Shopping Center Inc			9	3,193	3,833
Lukoil Oil Company			41	3,050	3,541
Marfrig Frigorific			113	1,117	970
Mediatek Inc			250	4,330	3,246
Megacable Holdings			133	429	453
Merrill Lynch			140	2,971	3,544
Merrill Lynch + Co			58	2,810	3,828
Merrill Lynch International			61	6,717	7,870
Merrill Lynch Lepo.			437	1,966	2,339
Mexican Peso			71	7	7
Mobile Telesystems			32	2,342	3,269
Mountain Group Limited			271	3,888	5,054
Multiexport Foods Com			413	259	185
Murray + Roberts			157	1,614	2,330
Naspers			125	3,000	2,946
Net Services De Co New			58	884	710
Net Services De Comunicacao			7	104	87
New Taiwan Dollar			96,597	2,973	2,978
Novorossiysk Coml Sea Port Pub			54	1,040	1,084
Open Jt Stock Co Vimpel Commn			75	1,683	3,121
Orascom Construction Industry Inc			17	2,482	3,667
Petrochina Company			1,816	4,493	3,236
Petroleo Brasileiro Sa Petro			165	8,532	15,880
Polish Zloty			7	3	3
Posco			2	1,504	1,513
Positivo Information			14	289	336
Pound Sterling			12	25	24
Ranbaxy Labs			246	2,228	2,612
Redecard Sa			26	406	420
Samsung Electronic			13	7,873	7,473
Sasol			82	3,679	4,045
Severstal			77	1,256	1,787
Severstal Jt Stock Company			4	95	93
Shinhan Financial			69	4,396	3,971
Sider Paulista			42	1,845	1,958
Sincere Pharmaceuticals			163	2,301	2,254
Singapore Dollar			3	2	2
Sino Ocean Land Hl			2,251	2,957	2,788
Sinpas Gayrimenkul			76	361	530
SK Energy Co Ltd			27	4,636	5,136
State Street Bank & Trust Co			4,459	4,459	4,459
Synear Food Holding			618	942	726
Taiwan Fertilizer			1,471	3,019	3,611
Tele Norte Leste Participacoes			6	117	119
Telekomunikasi Industries			7,532	8,717	8,139
Tenaris S A			51	2,431	2,265
Teva Pharmaceutical Industries Limited			88	3,661	4,105
Thailand Baht			71	2	2
Tim Participacoes S A			26	878	901

CITIBUILDER 401(k) PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2007

					Market value
					at
			Number of		December 31,
Identity of issue	Interest rate	Maturity date	shares/units	Cost	2007

Turkcell Iletisim			228	1,894	2,498
Turkcell Iletisim Hizmetleri A			19	516	524
Turkish Lira			2	2	2
Turkiye Is Bankasi			564	2,630	3,545
United Laboratories			990	639	588
Urbi Desarrollo Ur			401	1,588	1,383
Usiminas Usi Sd Mg			3	113	138
Vedanta Resources			93	4,187	3,775
Vimetco Nv			136	1,203	1,297
Votorantim Celulose E Papel Sa			34	798	1,012
Wal Mart De Mexico Sab De Cv			276	946	961
Wimm Bill Dann Foods Ojsc			13	1,286	1,659
Wistron Corp			236	457	439
Yuanta Financial Holds			2,401	1,601	1,565

			668,776	296,803	351,101

Dimensional Investment Group Inc			11,957	321,652	350,832
SSGA EAFE Fund			31,422	309,128	352,623
Cash			195	195	195

Total Emerging Markets Equity Fund			712,351	927,779	1,054,751

US Equity-Small Cap Value Fund
Buckhead Small Cap Value
Amis Holdings Inc			128	1,254	1,278
Bank Hawaii Corp			9	509	482
BearingPoint Inc			73	428	207
Briggs & Stratton Corp			46	1,274	1,043
Casella Waste System Inc.			144	1,611	1,877
CBRL Group Inc			35	1,282	1,124
Celadon Group Inc			25	347	228
Charles And Colvard Limited			106	429	233
Cincinnati Bell Inc			89	436	423
Coinstar Inc			57	1,811	1,610
Colonial Bancgroupinc			49	987	658
Community Bancorp			30	710	523
Comstock Res Inc			36	986	1,213
Con-Way Inc			26	1,243	1,067
Corinthian Colleges Inc			48	680	745
Cox Radio Inc			119	1,639	1,452
Crawford & Company			121	678	423
Dycom Industries, Inc.			35	1,019	921
Electro Rent Corp			48	692	708
Flagstar Bancorp Inc			100	1,228	699
Freds Inc			78	816	756
Greenbrier Cos Inc			50	1,430	1,108
Heartland Express Inc			45	693	633
Iberiabank Corp			10	515	456
K-Swiss Inc.			63	1,454	1,138
Lo Jack Corp			30	572	505
Marvel Entertainment Inc			69	1,571	1,849
MPS Group Inc			74	1,023	814
Nordson Corp			22	1,078	1,247
Novatel Wireless Inc			71	1,444	1,147
Nutrisystem Inc			31	1,650	848
On Assignment Inc			113	1,134	795
Pantry Inc			43	1,420	1,119
Perot System CP			128	1,995	1,724
Pike Electric Corporation			50	938	832
Quebecor World Inc			100	909	179
Richardson Electronics Limited			53	381	369
RPM International Inc			81	1,799	1,644
Sensient Technologies Corp			29	786	820
Sonic Solutions			44	338	461
State Street Bank & Trust Co			2,143	2,143	2,143
Tidewater Inc			25	1,580	1,371
United Rentals Inc			64	1,970	1,167
Xyratex Limited			22	466	355

			4,760	47,350	40,394

Small Cap Growth
3Com Corp			226	841	1,022
ABM Industries Inc			28	626	568

CITIBUILDER 401(k) PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2007

					Market value
					at
			Number of		December 31,
Identity of issue	Interest rate	Maturity date	shares/units	Cost	2007

ACCO Brands Corp			22	481	360
ACI Worldwide Inc			11	284	208
Actuant Corp			6	179	197
Airtran Holdings Inc			16	168	114
Allegiant Travel Company			5	157	154
Alpharma Inc			16	369	326
Angiodynamics Inc			22	422	409
Angiodynamics Inc			14	273	268
Annaly Capital Management Inc			49	703	898
Anworth Management Asset Corp 1			48	287	393
Apex Silver Mines Ltd			60	1,073	918
Arch Chemicals Inc			9	384	324
Argo Group International Hold			15	610	627
Arris Group Inc			14	144	140
Atlas Air Worldwide Holdings Inc			4	214	229
Atp Oil & Gas Corporation			4	232	223
Bakers Footwear Group Inc			46	169	105
Bio Reference Labs Inc			8	220	248
Birch Mountain Res Ltd			104	189	74
Brocade Communications System Inc			52	381	379
Brush Engineered Materials Inc			5	235	190
California Pizza Kitchen Inc			0	5	4
Callaway Golf Co			14	237	249
Capstead Mortgage Corp			29	291	379
Cash America International Inc			8	301	267
Cavco Industries Inc Del			12	421	413
Central European Distribution Corporation			5	229	299
Century Casinos Inc			67	448	433
Cenveo Inc			10	204	181
Champion Enterprises Inc			123	1,394	1,161
Chart Industries Inc			22	616	683
Chesapeake Corp			17	164	87
Chicago Bridge & Iron Co NV			4	166	269
China Grentech Corp Ltd			32	267	279
Cincinnati Bell Inc New			76	366	362
Citi Trends Inc			4	0	67
Coherent Inc			14	404	354
Collagenex Pharmaceuticals Inc			39	450	376
Constar Intl Inc New			70	323	286
Cray Inc			25	175	149
Credence Systems Corp			71	204	171
Cross Country Healthcare Inc			34	579	490
Cybersource Corp Del			16	206	278
Daktronics Inc			18	491	403
Darwin Professional Underwriters			10	255	248
Del Monte Foods Co			50	522	473
Delia’s Inc			57	266	154
Deluxe Corp			10	382	333
DG Fastchannel Inc			4	108	114
Dialysis Corp of America			14	138	119
Digital River Inc			9	407	288
Diodes Inc			10	293	291
Discovery Holding Co			10	251	251
Divx Inc			15	225	204
Dresser Rand Group Inc			12	439	460
Ehealth Inc			5	112	149
El Paso Corp			12	187	201
Empire Resorts Inc			30	150	103
Entravision Com Corp			12	105	91
Ezcorp Inc			22	267	247
FBR Capital Markets Corp			14	179	130
Fcstone Group Inc			6	183	266
Fix International Holdings Ltd			11	182	126
First Community Bancorp California			6	322	245
First Sec Group Inc			23	231	202
Fleetwood Enterprises Inc			78	690	468
Flow International Corp			31	262	292
Flow International Corp			21	177	198
Forest Oil Corp			5	204	254
Fred’s Inc			9	97	90
Gaiam Inc			7	141	203
Gaylord Entertainment Company			9	457	375

CITIBUILDER 401(k) PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2007

					Market value
					at
			Number of		December 31,
Identity of issue	Interest rate	Maturity date	shares/units	Cost	2007

Genesee & Wyoming Inc			4	121	107
Genoptix Inc			7	162	208
Gentex Corp			15	261	261
Gentiva Health Services Inc			19	377	357
Geo Group Inc			28	838	790
Geoeye Inc			7	188	238
Global Industries Inc			70	1,684	1,494
Goldcorp Inc			15	359	516
Goodrich Pete Corp			13	389	290
Greatbatch Inc			8	153	151
Guidance Software Inc			23	272	321
Gymboree Corp			7	248	228
Healthcare Services Group Inc			8	166	167
Helix Energy Solutions Group			22	876	917
Helmerich And Payne Inc			16	508	633
Hi Shear Technology Corp			22	253	275
Hill International Inc			126	978	1,781
Hilltop Holdings Inc			50	597	543
Horizon Lines Inc			9	190	166
Human Genome Sciences Inc			23	217	243
Hurco Companies Inc			4	181	160
Iconix Brand Group Inc			13	280	263
ID Systems, Inc			23	266	282
Infinity Pharmaceuticals Inc			12	127	117
Inter Parfums Inc			13	282	238
Intermec Inc			49	1,177	993
Interoil Corp			19	615	357
Intertape Polymer Group Inc			78	252	244
Interwoven Inc			21	281	305
Inventive Health Inc			16	607	484
Inventive Health Inc			9	334	271
Inverness Medical Innovations Inc			6	290	338
Investools Inc			15	200	266
IPG Photonics Corp			2	40	39
Ishares Russell 2000 Growth Index			5	441	445
J2 Global Communications			11	340	224
Jarden Corp			11	335	252
Jet blue Airways Corp			26	249	155
Joss A Bank Clothiers Inc			9	264	254
Journal Communications Inc			36	377	325
Kendle International Inc			18	698	871
Kenexa Corp			5	98	96
Key Energy Services Inc			42	624	599
Knot Inc			15	326	246
Lifecell Corp			5	168	212
Lincoln Educational Services Corp			17	235	247
Liquidity Services Inc			38	435	492
Liveperson Inc			47	270	250
LKQ Corp			12	184	250
Lmi Aerospace Inc			9	198	230
LSI Industries Inc			8	153	138
Lufkin Industries Inc			3	155	155
Mariner Energy Inc			9	196	210
Mariner Energy Inc			11	229	250
Marketaxess Holdings Inc			5	80	59
Mastec Inc			21	218	218
Matrix Service Co			5	90	103
McClatchy Co			8	179	99
Mcmoran Exploration Co			42	577	555
Mercury General Corp			6	310	296
Meridian Gold Inc			8	231	292
Meridian Resource Corp			35	86	63
MFA Mortgage Investments Inc			42	335	391
Micrel Inc			17	154	141
Monarch Casino & Resort Inc			10	278	240
Monro Muffler Brake Inc			15	377	298
MPS Group Inc			4	61	49
MRV Communications Inc			314	793	728
National Interstate Corp			13	413	417
National Institutional Corp			7	219	221
Navigators Group Inc			2	129	154
Netezza Corp			7	82	93

CITIBUILDER 401(k) PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2007

					Market value
					at
			Number of		December 31,
Identity of issue	Interest rate	Maturity date	shares/units	Cost	2007

Newpark Resources Inc			124	1,948	675
Nighthawk Radiology Holding Inc			17	375	356
Nobility Homes Inc			15	265	268
North Pointe Holdings Corp			14	145	153
Novagold Resources Inc			40	565	328
NVE Corp			15	532	381
Nymagic Inc			6	185	145
Obagi Medical Products Inc			14	231	262
Oceaneering Intl Inc			7	461	463
On Assignment Inc			18	187	125
ON Semiconductor Corp			31	344	274
Orasure Technologies Inc			61	575	543
Origen Financial Inc			92	553	367
Orion Energy Systems, Inc			4	49	71
OSI System Inc			17	398	438
Outdoor Channel Holdings Inc			45	400	307
Palm Harbor Homes Inc			43	603	455
Patrick Industries Inc			22	261	221
Pension Worldwide Inc			19	298	272
Petaquilla Minerals Ltd			61	189	197
Petroquest Energy Inc			10	116	148
Pharmerica Corp			12	217	170
Phase Forward Inc			7	125	158
PHI Inc			11	323	330
PHI Inc			3	101	110
Philadelphia Cons Holding Corp			9	358	347
Pinnacle Financial Partners Inc			12	349	310
Polycom Inc			9	244	242
Powersecure International Inc			18	240	240
Prestige Brands Holdings Inc			32	330	239
Pride International Inc			6	198	190
Quanta Capital Holdings Ltd			73	198	187
Radiant System Inc			16	238	271
Radiant Systems Inc			24	364	410
Radisys Corp			15	251	199
Randgold Resources Ltd			56	1,350	2,072
Range Resources Corp			22	804	1,112
Realnetworks Inc			57	392	348
RF Micro Devices Inc			33	234	190
RH Donnelley Corp			10	488	347
Richardson Electronics Ltd			18	128	124
Robbins & Myers Inc			3	182	203
Royal Bancshares Pennsylvania Inc			8	162	84
Salix Pharmaceuticals Ltd			15	172	118
Sandridge Energy Inc			2	66	67
Sciele Pharma Inc			8	184	163
Scientific Games Corp			8	265	252
Silicon Motion Technology Corp			16	328	278
Sirf Technology Holdings Inc			9	261	234
Skyline Corp			13	397	388
Smith Micro Software Inc			21	258	181
State Street Bank & Trust Co			626	626	626
State Street Bank & Trust Co			241	241	241
State Street Bank & Trust Co			262	262	262
Sterling Construction Inc			8	167	170
Surmodics Inc			4	197	221
Symyx Technologies Inc			36	323	278
Texas Roadhouse Inc			15	188	170
Thestreet Com Inc			33	349	530
Thestreet Com Inc			16	171	263
Thomas Weisel Partners Group			19	273	258
Tier Technologies Inc			75	750	634
Tractor Supply Co			6	310	231
Tradestation Group Inc			14	152	196
Trizetto Group Inc			7	125	125
TTM Technologies			22	256	256
Twin Disc Inc			3	178	216
U.S. Concrete Inc			37	291	122
UAP Holding Corp			5	146	188
Ultra Clean Holdings Inc			14	215	177
UMH Properties Inc			31	418	367
Unica Corp			37	384	344

CITIBUILDER 401(k) PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2007

					Market value
					at
			Number of		December 31,
Identity of issue	Interest rate	Maturity date	shares/units	Cost	2007

Vca Antech Inc			5	212	229
Vineyard National Bancorp			9	169	93
Volcom Inc			5	122	112
Voyager Learning Co			46	302	328
Wausau Paper Corp			7	75	60
Website Pros Inc			15	173	178
Wellman Inc			93	210	10
Werner Enterprises Inc			4	67	61
Willbros Group Inc			24	683	913
World Acceptance Corp			9	273	237
World Fuel Services Corp.			7	255	192
Zumiez Inc			5	123	120
Zymogenetics Inc			13	155	149

			6,635	74,895	71,521

US Equity Small Fund
Russell 2000
State Street Bank & Trust Co Investment Funds			13,680	246,365	345,155

Total US Equity Small Cap Value Fund			25,075	368,610	457,070

AEW Capital Management REIT Fund
Ixis Advisor Funds Trust Investment			308	6,347	5,033

Total AEW Capital Management REIT Fund			308	6,347	5,033

Non-US Equity Developed Fund
AIG International Small Cap
Spur Index Shares Funds			135	4,926	4,645
State Street Bank & Trust Co			289	289	289
DFA International Securities
Dimensional Investment Group Inc			51,797	781,848	1,051,355
Dodge & Cox International Stock
Dodge & Cox Funds			19,306	912,517	888,448

Total Non US Equity Developed Fund			71,527	1,699,581	1,944,737

US Equity All Cap Growth Fund

Legg Mason Partners All Cap Growth
Advent Software Inc			136	5,417	7,334
Alkermes Inc			183	3,051	2,848
Amgen Inc			826	41,363	38,357
Anadarko Petroleum Corp			1,744	84,643	114,573
Anesiva Inc			158	1,028	790
AP Pharma Inc			20	42	32
Arris Group Inc			181	1,876	1,811
Astoria Financial Corp			555	14,226	12,906
Autodesk Incorporated			210	9,517	10,431
Biogen Idec Inc			869	56,110	49,447
Biomimetic Therapeutics Inc			214	3,079	3,714
Broadcom Corp			614	20,702	16,049
Cablevision System Corp			1,198	39,201	29,361
Cabot Microelectronics Corp			101	4,127	3,633
CBS Corporation			107	3,290	2,916
Charming Shoppes Inc			358	3,225	1,938
Cirrus Logic Inc			468	3,089	2,471
Cit Group Inc			111	4,081	2,659
Cohen & Steers Inc			183	5,769	5,497
Comcast Corp			258	6,585	4,708
Comcast Corp			2,067	52,471	37,447
Core Laboratories			173	19,112	21,628
Covidien Ltd			459	18,336	20,334
Cree Inc			160	3,896	4,404
Discovery Holding Co			210	5,186	5,270
Disney Walt Co			663	22,199	21,410
DSP Group Inc			156	2,637	1,909
Excel Technology Inc			92	2,431	2,480
Forest Labs Inc			986	37,066	35,942
Genentech Inc			66	4,817	4,394
Genzyme Corp			818	50,260	60,914

CITIBUILDER 401(k) PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2007

					Market value
					at
			Number of		December 31,
Identity of issue	Interest rate	Maturity date	shares/units	Cost	2007

Goldman Sachs Group Inc			4	624	783
Grant Prideco Inc			618	32,862	34,283
Imclone System Inc			567	19,165	24,381
Intel Corp			404	10,221	10,779
Isis Pharmaceuticals Inc			140	1,699	2,198
Johnson & Johnson			184	11,310	12,246
L-3 Communications Holding Corp			227	22,287	24,078
Lasercard Corp			47	501	494
Lehman Brothers Holdings Inc			1,583	85,094	103,563
Liberty Global Inc			192	7,545	7,258
Liberty Media Corp			647	12,782	22,861
Merrill Lynch & Co Inc			531	38,300	28,483
Micromet Inc			72	151	148
Micron Technology Inc			1,109	12,437	8,043
Microsoft Corp			84	2,387	2,986
Millennium Pharmaceuticals			555	5,491	8,308
Motorola Inc			925	15,487	14,830
Nabi Biopharmaceuticals			117	413	422
Nanogen Inc			86	87	31
New York Community Bancorp Inc			530	9,228	9,319
Nokia Corp			360	11,705	13,839
Nokia Corporation			90	2,938	3,478
Pall Corp			344	12,866	13,867
Quantum Corp			818	2,617	2,200
RF Micro Devices Inc			123	735	703
Sandisk Corp			491	26,855	16,297
Seagate Technology			392	9,956	9,995
Sirius Satellite Radio Inc			3,191	9,319	9,670
Standard Microsystems Corp			98	3,493	3,832
State Street Bank & Trust Company			7,181	7,181	7,181
Teradyne Inc			358	5,235	3,697
Teva Pharmaceutical Industries Limited			99	4,222	4,584
Time Warner Inc			1,522	28,330	25,134
Tyco Electronics Ltd			459	16,050	17,046
Tyco International Ltd Bermuda			459	20,090	18,203
UnitedHealth Group Inc			1,887	92,566	109,833
Valeant Pharmaceuticals International			444	6,955	5,312
Vertex Pharmaceuticals Inc			247	9,399	5,728
Viacom Inc			107	4,162	4,699
Weatherford International Ltd			1,405	81,027	96,368
World Wrestling Entertainment Inc			136	0	2,001

			43,173	1,172,602	1,216,767

US Equity All Cap Value Fund
Private Capital Management
Anchor Bancorp Wisconsin Inc			64	1,571	1,500
Asta Funding Inc			31	1,136	826
AutoNation Inc			114	2,018	1,790
Avatar Holdings Inc			39	2,080	1,642
Avid Technology Inc			43	1,198	1,216
Bank Hawaii Corp			16	832	821
BEA System Inc			171	2,125	2,698
Bear Stearns Companies Inc			31	3,477	2,724
Boyd Gaming Corp			79	3,206	2,690
Capital City Bank Group Inc			29	855	827
Central Pacific Financial Corp			67	1,706	1,231
Dover Downs Gaming & Entertainment Inc			109	1,197	1,225
Dundee Corporation			76	1,522	1,455
Eastman Kodak Co			109	2,695	2,385
First Citizens Bancshares Inc			10	1,772	1,494
First Niagara Financial Group Inc			57	744	687
Fulton Financial Corp Pa			129	1,787	1,443
Glacier Bancorp Inc			79	1,668	1,483
Health Management Associates			122	808	731
Hearst Argyle Television Inc			132	2,845	2,908
Huntington Bancshares Inc			50	843	734
Imation Corp			57	1,175	1,203
International Game Technology			65	2,544	2,874

CITIBUILDER 401(k) PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2007

					Market value
					at
			Number of		December 31,
Identity of issue	Interest rate	Maturity date	shares/units	Cost	2007

Marcus Corp			106	2,055	1,633
Mentor Graphics Corp			64	775	689
Motorola Inc			152	2,503	2,443
Northern Trust Corp			42	2,579	3,214
Novellus Sys Inc			62	1,683	1,698
Oppenheimer Holdings Inc			35	1,521	1,503
Raymond James Financial Inc			51	1,608	1,667
Royal Caribbean Cruises Ltd			76	2,908	3,230
Seacoast Banking Corporation of Florida			83	1,414	857
Sprint Nextel Corp			53	765	694
State Street Bank & Trust Company			1,233	1,233	1,233
Sterling Financial Corporation			55	1,356	932
Symantec Corp			134	2,302	2,157
Tibco Software Inc			155	1,157	1,250
Trane Inc			41	1,408	1,912
Trust co Bank Corp N Y			151	1,618	1,495
Valley National Bancorp			81	1,761	1,545
Webster Financial Corp Waterbury			46	1,496	1,460
Whitney Holding Corp			50	1,328	1,303
Wiley John & Sons Inc			57	2,351	2,443
Xerox Corp			144	2,413	2,328

			4,550	76,036	72,272

Russell 3000
State Street Bank & Trust Co Investment Funds			6,285	137,801	137,945

Total US Equity- All Cap Value Fund			10,835	213,837	210,217

Commodities
DJ/AIG Commodity
Dow Jones AIG Commodity Fund			548	5,799	6,064

			548	5,799	6,064

Real Estate Investment Trust
DJ/Willshire REIT
Citigroup Dow Jones/Wilshire REIT Index			200	6,068	5,407

			200	6,068	5,407

Fixed Income: Emerging Debt Fund
Emerging Market Bond
Wellington Emerging Markets			528	5,460	5,464
Pimco Emerging Markets Fund			512	5,616	5,471

			1,040	11,076	10,935

Fixed Income Non-US Funds
Brandywine Global Bond
Global Opportunities Bond Fund			595	6,130	6,212

			595	6,130	6,212

Fixed Income: US High Yield Fund
High Yield Bond
T Rowe Price Institutional High Yield Funds			13,294	132,330	129,618
Western Asset Trust Funds Inc			13,418	134,613	130,020

Total Fixed Income: US High Yield Fund			26,712	266,942	259,639

Non US Equity Small Cap Fund
International Small Cap
S&P Extended Market Index World			636	6,507	6,236

			636	6,507	6,236

US Equity Large Cap Growth Fund
Wellington Large Cap Growth
Citigroup Large Cap Growth			56,195	564,519	597,910
Barrow Hanley Large Cap
3M Co			20	1,811	1,720
Advance Auto Parts			141	4,967	5,373
Allstate Corp			96	5,417	4,999
Altria Group Inc			121	8,570	9,181
American Express Co			107	6,450	5,591
American Financial Realty Trust			55	439	445
American International Group Inc			126	8,461	7,350
Annaly Capital Management Inc			416	5,937	7,559
Applied Materials Inc			133	2,728	2,364
AT&T Inc			212	8,575	8,831
Avery Dennison Corp			113	6,585	5,979
Axis Capital Holdings Ltd			100	3,617	3,891

CITIBUILDER 401(k) PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2007

					Market value
					at
			Number of		December 31,
Identity of issue	Interest rate	Maturity date	shares/units	Cost	2007

Bank of America Corp			179	9,163	7,398
Baxter International Inc			117	6,193	6,779
Bear Stearns Companies Inc			47	5,312	4,134
Briggs & Stratton Corp			100	3,003	2,255
Bristol Myers Squibb Co			250	7,410	6,628
Burlington Northern Santa Fe Corp			67	5,349	5,540
Capital One Financial Corp			56	3,704	2,648
Carnival Corp			160	7,354	7,130
Centerpoint Energy Inc			237	3,932	4,056
Chevron Corp			36	3,123	3,357
CIT Group Inc New			94	3,437	2,257
* Citigroup Inc			179	8,594	5,259
Computer Sciences Corp			106	6,096	5,228
ConocoPhillips			126	10,129	11,093
Coventry Health Care Inc			99	5,732	5,850
Dominion Resources Inc			131	5,698	6,206
Duke Energy Corp			225	4,082	4,532
DuPont de Nemours & Company			133	6,513	5,870
El Paso Corp			352	5,649	6,067
Emerson Electric tricCo			103	4,964	5,861
Entergy Corp New			76	7,834	9,108
Family Dollar Stores Inc			242	6,013	4,653
First Industrial Realty Trust Inc			155	6,098	5,366
Gannett Inc			58	2,853	2,277
Goodrich Corp			84	5,278	5,935
Hanesbrands Inc			146	4,306	3,961
Hartford Financial Services Group, Inc			51	4,714	4,475
Hillenbrand Inc			88	5,067	4,915
Home Depot Inc			79	2,743	2,141
Honeywell International Inc			135	7,608	8,342
Idearc Inc			153	5,323	2,678
Illinois Tool Works Inc			164	9,454	8,754
Imperial Tobacco Group Plc			124	10,783	13,297
International Business Machines Corp			23	2,433	2,520
ITT Corp			66	4,234	4,352
JPMorgan Chase & Company			82	3,750	3,566
Kraft Foods Inc			121	3,916	3,960
L 3 Communications Holding Corp			105	10,374	11,077
Loews Corp			78	5,776	6,644
Marathon Oil Corp			40	2,107	2,414
MDU Res Group Inc			202	5,383	5,585
Murphy Oil Corp			96	5,817	8,177
New York Community Bancorp Inc			171	3,051	3,012
Nokia Corp			164	5,081	6,277
Occidental Petroleum Corp			179	10,153	13,787
Office Depot Inc			201	4,810	2,793
Omnicare Inc			194	6,163	4,422

CITIBUILDER 401(k) PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2007

					Market value
					at
			Number of		December 31,
Identity of issue	Interest rate	Maturity date	shares/units	Cost	2007

Peoples United Financial Inc			318	5,606	5,669
Pfizer Inc			348	8,606	7,909
Pinnacle West Capital Corp			110	4,294	4,667
Pitney Bowes Inc			122	5,365	4,625
Quest Diagnostics Inc			79	4,375	4,191
Reynolds American Inc			85	5,534	5,588
Royal Caribbean Cruises Ltd			133	5,107	5,626
Ryder System Inc			99	5,344	4,641
Service Corp International			143	1,728	2,015
Sherwin Williams Co			55	3,827	3,168
SLM Corp			419	13,477	8,430
South Financial Group Inc			191	4,581	2,978
Spectra Energy Corp			193	4,459	4,980
Stanley Works			210	11,943	10,203
State Street Bank & Trust Co			10,270	10,270	10,270
UnitedHealth Group Inc			140	6,865	8,153
Ust Inc			151	7,517	8,254
Verizon Communications			232	9,883	10,145
Washington Mutual Inc			122	1,766	1,662
WellPoint Inc			125	9,786	10,943
Wells Fargo & Co			159	5,803	4,808
Whirlpool Corp			18	1,699	1,455
Willis Group Holdings Ltd			114	4,465	4,327
Wyeth			117	5,466	5,160
Xcel Energy Inc			255	5,212	5,762
Xl Capital Ltd			100	7,768	5,052

			22,021	490,862	476,598

S&P500
State Street Bank & Trust Company Investment Funds			2,057	582,125	583,687

Total US Equity Large Cap Growth			80,272	1,637,506	1,658,195

Fixed Income US Nominal Fund
Lehman Brothers Aggregate Bond
State Street Bank & Trust Company Investment Funds			29,493	523,977	543,459

			29,493	523,977	543,459

Fixed Income : US Real Estate Fund
Lehman Brothers US Tips
US Tips Industrial Sector Len Ser Fund			457	4,971	5,082

			457	4,971	5,082

Commingled Funds
* BGI LifePath Fund
Citigroup Lifepath 2010			251	7,455	7,609
Citigroup Lifepath 2015			2,893	35,434	36,158
Citigroup Lifepath 2020			2,468	80,921	82,443
Citigroup Lifepath 2025			13,920	176,092	179,293
Citigroup Lifepath 2030			3,061	107,673	109,472
Citigroup Lifepath 2035			7,443	96,471	97,945
Citigroup Lifepath 2040			4,394	167,593	169,677
Citigroup Lifepath 2045			13,064	159,447	160,428
Citigroup Lifepath Retirement			7	177	181

Total Commingled Funds			47,500	831,263	843,207

US Equity Mid Cap Growth Fund
Wellington Mid Cap Growth			1,238	12,530	12,178
S & P Midcap Sl			67	2,077	2,036

			1,304	14,608	14,213

Non US Equity Emerging Fund
MSCI Emerging Market Free
State Street Bank & Trust Company Investment Funds			1,048	24,885	24,775
Daily Emerging Markets Index			6,874	195,699	199,135

			7,923	220,584	223,910

CITIBUILDER 401(k) PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2007

					Market value
					at
			Number of		December 31,
Identity of issue	Interest rate	Maturity date	shares/units	Cost	2007
Guaranteed Investment Contracts
Fixed Inc: US High Yield Fund
High Yield Bond
**AIG Financial Products Contract No. 725839	6%	01/01/2025	N/A	283,539	279,660
**AIG Financial Products Contract No. 725840	5	01/01/2025	N/A	222,978	228,270
Mass Mutual Life Insurance Contract No. 35094	3	06/30/2008	N/A	37,748	37,745
Mass Mutual Life Insurance Contract No. 35101	4	10/16/2008	N/A	33,128	33,125
MetLife Insurance Company Contract No. GR-8	3	01/01/2099	N/A	54,090	54,081
MetLife Insurance Company Contract No. 90008B	4	11/01/2010	N/A	84,703	84,445
MetLife Insurance Company	5	11/30/2009	N/A	25,486	25,571
Monumental Life Insurance (AEGON) Contract No. Sv04358Q	3	01/15/2009	N/A	21,302	21,075
Monumental Life Insurance (AEGON) Contract No. Sv04359Q	4	04/30/2010	N/A	10,526	10,519
Monumental Life Insurance (AEGON) Contract No. Sv04434Q	4	08/15/2009	N/A	14,813	14,821
Monumental Life Insurance (AEGON) Contract No. Sv04489Q	4	11/15/2009	N/A	28,985	29,041
Monumental Life Insurance (AEGON) Contract No. Sv04490Q	4	03/15/2010	N/A	29,017	29,041
**Monumental Life Insurance (AEGON) Contract No. MDA00731TR	5	01/01/2025	N/A	179,911	179,142
New York Life Insurance Contract No. GA-31481-002	4	03/31/2008	N/A	43,043	43,038
New York Life Insurance Contract No. GA-31481-003	4	04/15/2008	N/A	22,619	22,616
Principal Capital Management Contract No. 4-29618-7	4	03/31/2008	N/A	15,158	15,158
State Street Short Term Investment Fund	5	N/A	N/A	34,414	34,414
**Natixis Financial Products Contract No. WR1937-01	6	01/01/2025	N/A	283,335	279,885
Principal Capital Management Contract No. 4-29618-10	5	03/15/2010	N/A	58,293	58,556
**Royal Bank Of Canada	5	01/01/2025	N/A	222,960	228,270
Sun America Life Insurance Contract No. 5096	4	04/15/2009	N/A	45,492	45,291
Sun America Life Insurance Contract No. 5104	3	06/30/2009	N/A	37,984	37,438
MetLife and Annuity Contract (QVEC)	4	03/30/2008	N/A	8,145	8,145
MetLife and Annuity Contract (QVEC)	1	01/01/2009	N/A	4,847	4,847
MetLife and Annuity Contract (QVEC 2005)	4	12/31/2010	N/A	6,922	6,922
MetLife and Annuity Contract (QVEC 2006)	1	01/01/2011	N/A	5,915	5,915
MetLife and Annuity Contract (QVEC 2007)	5	01/01/2012	N/A	6,218	6,218

Total Guarantee Investment Contracts				1,821,571	1,823,249

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2007

						Market value
						at
			Number of			December 31,
Identity of issue	Interest rate	Maturity date	shares/units	Cost		2007

Wrapper Contracts:
AIG Financial Products Contract No. 725839			N/A	$	N/A	225
AIG Financial Products Contract No. 725840			N/A		N/A	281
Monumental Life Insurance (Aegon) Contract No. 00731tr			N/A		N/A	62
Royal Bank of Canada			N/A		N/A	234

						802

*Participant loans 756 loans to participants with interest rates of 5.00% to 9.25% with maturities up to 20 years.					2,201,285	2,201,285

Totals			6,947,416		$20,851,062	22,502,059

*	Parties in interest, as defined by ERISA

**	These are Synthetic GIC contracts. Synthetic GICs consist of wrapper contracts, such as those issued by the issuers noted herein, combined with underlying investments. The underlying investments include commercial paper, government treasuries/agencies, residential and commercial mortgages, commingled funds, corporate and municipal bonds and mutual funds.
See accompanying report of Independent Registered Public Accounting Firm.

Supplemental Schedule II
CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4j — Schedule of Reportable Transactions

Year ended December 31, 2007

					Expenses
	Number of	Purchase	Number of	Selling	incurred with	Cost of	Net gain
Identity and description	purchases	price	sales	price	transaction	asset sold	(loss)

Series of transactions:
* Citigroup Stable Value Fund	1.000	$98,519	1.000	1,278,155	—	392,535	885,620
* Citigroup Common Stock	1.000	1,107,204	1.000	1,122,257	—	1,122,257	—
* Citigroup Large Cap value	1.000	1,007,890	1.000	1,026,486	293	915,350	111,136
* Citigroup Liquid Reserve	1.000	5,376,618	1.000	10,753,236	—	10,753,236	—
Ishares Trust	1.000	658,016	1.000	691,291	—	658,016	33,275
Alliance Bernstein	2.000	21,527,365	2.000	21,369,758	—	21,369,758	—

*	Party in interest as defined by ERISA
See accompanying report of Independent Registered Public Accounting Firm.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 30, 2008	CITIBUILDER 401(K) PLAN
	By:	/s/ John Donnelly
John Donnelly
Head of Global Corporate Affairs Human Resources and Business Practices

EXHIBIT INDEX

Exhibit No.

23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm